Exhibit 3.2
Voting Agreement
     This Voting Agreement is entered into as of September 25, 2006, by and between Corinne Eckenstein (“Grantor”) and Matthias Eckenstein (“Grantee”).
WHEREAS,
     Grantor is the record and beneficial owner of 112,000 shares of the common stock, par value $.10 (the “PrimeEnergy Shares”) of PrimeEnergy Corporation, a Delaware corporation (“PrimeEnergy”) and Grantor wishes to give to Grantee the exclusive voting rights with respect to the PrimeEnergy Shares;
Now, Therefore,
     For and in consideration of the premises, and of the mutual rights and benefits between the parties, Grantor hereby gives to Grantee the exclusive right to exercise all current and future voting rights with respect to the PrimeEnergy Shares to which Grantor is entitled. The voting rights hereby granted are exclusive and irrevocable. The voting rights are not assignable. Nothing herein shall restrict the sale by Grantor of all or any number of the PrimeEnergy Shares at any time by Grantor, in which event, the voting rights with respect to the PrimeEnergy Shares sold shall terminate; provided, that this Agreeement shall remain in effect with respect to the remainder of the PrimeEnergy Shares.
     This Agreement and the voting rights hereby granted shall remain in full force and effect until the death or permanent incapacity of either Grantor or Grantee, the termination by written agreement of both Grantor and Grantee, or December 31, 2010, whichever shall first occur.
     Grantor and Grantee understand and agree that PrimeEnergy may rely on this Agreement in connection with the preparation and filing of appropriate documents with the Securities and Exchange Commission regarding the voting rights hereby granted.
     Signed and to be effective as of September 25, 2006.

/s/ Corinne Eckenstein	/s/ Matthias Eckenstein

Corinne Eckenstein	Matthias Eckenstein